goodMatch Inc. (dba Grapevine)

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	13,746.82
Sales of Product Income	0.00
Total Income	**$13,746.82**
GROSS PROFIT	**$13,746.82**
Expenses	
Advertising & Marketing	8,234.74
Bank Charges & Fees	337.88
Design Fees	30,460.92
Digital Services	2,523.51
Donation Expense	12,060.00
Insurance	2,861.20
Interest Paid	1,035.08
Legal & Professional Services	13,248.00
Meals & Entertainment	68.84
Office Supplies	1,004.59
Payroll	0.00
Benefits	13,292.23
Payroll Fee	3,045.00
Payroll Taxes	16,424.67
Salaries and Wages	207,443.40
Total Payroll	**240,205.30**
Postage	91.60
QuickBooks Payments Fees	744.11
Subcontractor	6,523.39
Taxes & Licenses	788.00
Taxes - State of New York	26.00
Training/ Conference Expense	695.00
Travel	2,599.43
Website	5,162.50
Total Expenses	**$328,670.09**
NET OPERATING INCOME	**$ -314,923.27**
NET INCOME	**$ -314,923.27**